Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the annual and special meeting of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held on July 24, 2020 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote.

Appointment of Auditors – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,772,606,588	10,642,811	99.40%

Share Consolidation Resolution – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the special resolution set forth in schedule “A” of the Corporation’s Management Proxy Circular dated June 17, 2020 (the “Circular”) to approve the consolidation of the Corporation’s common shares.

	For	Against	% of Votes Cast For (rounded)
Total Votes	1,722,589,836	60,659,542	96.60%

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the non-binding advisory vote to accept the approach to executive compensation disclosed in the Circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	1,405,188,042	310,480,479	81.90%

Shareholder Proposal 1 – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders defeated shareholder proposal 1 as set forth in schedule “B” of the Corporation’s Circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	423,108,319	1,292,559,202	24.66%

Election of Directors – Seven nominees were proposed by management and one nominee was proposed under shareholder proposal 2 as set forth in schedule “B” of the Corporation’s Circular.

According to votes received by the scrutineers, the Chair of the Meeting declared that each of the seven nominees proposed by management was elected as a director of the Corporation until the next annual meeting of shareholders, or until such person’s successor is elected or appointed. The nominee proposed under shareholder proposal 2 was not elected as a director of the Corporation. The results are listed below :

1) Management Nominees

	For	Withheld	% of Votes Cast For (rounded)
George Burns	1,402,667,266	301,916,580	82.29%
Alan Chirgwin	1,342,033,910	361,727,844	78.77%
R. Peter Gillin	1,298,479,616	405,002,119	76.23%
Stephen Jones	1,348,213,046	355,640,607	79.13%
Ulf Quellmann	1,413,194,158	291,859,915	82.88%
Russel C. Robertson	1,152,688,690	550,549,613	67.68%
Maryse Saint-Laurent	1,291,617,568	411,083,499	75.86%

2) Nominee proposed under Shareholder Proposal 2

Matthew Halbower	605,827,958	1,106,000,750	35.39%

Dated at Montreal, Quebec this 24th day of July, 2020.

By:	/s/Jennifer F. Longhurst
Jennifer F. Longhurst
Secretary of the Meeting